UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.
(Exact Name of Registrant as Specified in Charter)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F □

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date:	June 4, 2024	By:	/s/ Kristin Taylor
		Name:	Kristin Taylor
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated June 3, 2024